82-34780

maxis.

Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia
[redacted] 7000
) 0008

RECEIVED
2004 MAY -3 A 9:32
OFFICE OF INTERNATIO
CORPORATE FINA [redacted]

04024659

SUPPL

M4772-00009/LCB/CZH/rse

20 April 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Application

Ladies and Gentlemen:

We refer to our letters dated 31 October 2002 and 6 November 2003 seeking an exemption based upon Rule 12g3-2(b) pursuant to the Securities Exchange Act of 1934 ("the SE Act").

We enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 March 2004 to 15 April 2004, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Kuala Lumpur Stock Exchange and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 March 2004 to 15 April 2004.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

5/4

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Kuala Lumpur Stock Exchange ("KLSE")			
1. Listing Circular - Maxis Employee Share Option Scheme	19 March 2004 23 March 2004 26 March 2004 5 April 2004 8 April 2004 13 April 2004	KLSE Listing Requirements	A
2. Reply to query - Article Entitled	19 March 2004	KLSE Listing Requirements	B
3. Changes in Substantial Shareholders' Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc	29 March 2004 5 April 2004 8 April 2004 13 April 2004	KLSE Listing Requirements and Malaysian Companies Act, 1965	C
4. Announcement	17 March 2004 26 March 2004 6 April 2004	KLSE Listing Requirements	D

RECEIVED
2004 MAY -3 A 9:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 23442 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **19/03/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 107,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 23 March 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, which will be paid on a date to be determined, they will be quoted as "MAXIS-OA".

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 23511 OF 2004
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **23/03/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 114,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 25 March 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial y

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 23605 OF 2004
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **26/03/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 167,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 30 March 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, which will be paid on a date to be determined, they will be quoted as "MAXIS-OA".

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 23837 OF 2004

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/04/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 181,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 6 April 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, which will be paid on a date to be determined, they will be quoted as "MAXIS-OA".

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 23955 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **08/04/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 44,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 12 April 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, which will be paid on a date to be determined, they will be quoted as "MAXIS-OA".

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 24050 OF 2004

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **13/04/2004**

Subject : MAXIS-EMPLOYEE SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 41,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 15 April 2004.

As the said new ordinary shares arising from the Scheme above shall not be entitled for final gross dividend of 13.89 sen per ordinary share, less Malaysian income tax at 28%, in respect of the financial year ended 31 December 2003, which will be paid on a date to be determined, they will be quoted as "MAXIS-OA".

RECEIVED
2004 MAY -3 A 9:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

APPENDIX B

General Announcement
Reference No **MC-040319-59687**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**19/03/2004**

Type	:	**Reply to query**
Reply to Query Letter by KLSE reference ID	:	**CY-040318-52301**
Subject	:	**ARTICLE ENTITLED : "Maxis surprised by DiGi buy talk"**

Contents :

We refer to the letter dated 18 March 2004 from the Malaysia Securities Exchange Berhad ("MSEB") to Maxis Communications Berhad ("Maxis" or "the Company") titled "ARTICLE ENTITLED: Maxis surprised by DiGi buy talk" in relation to the news article ("the Article") appearing in The Edge, Financial Daily, page 2 on Thursday, 18th March 2004.

Maxis wishes to inform the MSEB that the following statements :-

(1) "...Maxis may acquire Telenor ASA's 61% stake in DiGi at between RM5 and RM6 per share..."
(2) "...Maxis would undertake a general offer on the remaining shares by issuing Maxis shares which would subsequently be acquired by Australia's Telstra. The latter would then emerge as a substantial shareholder of Maxis"
are speculative and the Company is not aware of the basis for the references made to Maxis.

This announcement is dated 19 March 2004

Query Letter content :
We refer to the above article appearing in The Edge, FinancialDaily, page 2, on Thursday, 18 March 2004, a copy of which is enclosed for your reference.
In particular, we would like to draw your attention to the underlined sentences, which are reproduced as follows:-
(1) " ... Maxis may acquire Telenor ASA's 61% stake in DiGi at between RM5 and RM6 per share ... "
(2) " ... Maxis would undertake a general offer on the remaining shares by issuing Maxis shares, which would subsequently be acquired by Australia's Telstra. The latter would then emerge as a substantial shareholder of Maxis."
In accordance with the Exchange's Corporate Disclosure Policy, you are requested to furnish the Exchange with an announcement for public release confirming or denying the above reported article and in particular the underlined sentences after due and diligent enquiry with all the directors, major shareholders and all such other persons reasonably familiar with the matters about which the disclosure is to be made in this respect. In the event you deny the above sentences or any other part of the above reported article, you are required to set forth facts sufficient to clarify any misleading aspects of the same. In the event you confirm the above sentences or any other part of the above reported article, you are required to set forth facts
su

APPENDIX C

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040327-39719**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**29/03/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
HSBC Malaysia Berhad
in respect of 228,100 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 534,400 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 411,500 ordinary shares of RM0.10 each in Maxis.

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 84,400 ordinary shares of RM0.10 each in Maxis

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 725,000 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**22/03/2004**	**850,000**	**9.208**
Acquired	**23/03/2004**	**148,400**	**9.114**
Disposed	**25/03/2004**	**985,000**	**9.061**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**146,715,400**
Date of notice	:	**26/03/2004**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 27 March 2004.

With reference to the "Details of Change" as stated above:-
1. The disposal as stated in row 1 is in relation to the shares registered under:
a) HSBC Malaysia Berhad - 228,100 ordinary shares of RM0.10 each in Maxis
b) Hong Kong Bank Malaysia - 210,400 ordinary shares of RM0.10 each in Maxis
c) Standard Chartered Bank Malaysia Bhd - 411,500 ordinary shares of RM0.10 each in Maxis

2. The acquisition as stated in row 2 is in relation to the shares registered under:
a) Hong Kong Bank Malaysia - 64,000 ordinary shares of RM0.10 each in Maxis
b) Northern Trust - 84,400 ordinary shares of RM0.10 each in Maxis

3. The disposal as stated in row 3 is in relation to the shares registered under:
a) Hong Kong Bank Malaysia - 260,000 ordinary shares of RM0.10 each in Maxis
b) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 725,000 ordinary shares of RM0.10 each in Maxis

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 99,241,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 17,311,300 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,188,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,309,200 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 23,793,900 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 871,400 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040403-40516**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**05/04/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary Shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 4,050,000 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**29/03/2004**	**1,750,000**	**9.010**
Disposed	**31/03/2004**	**1,500,000**	**9.080**
Disposed	**01/04/2004**	**800,000**	**9.134**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**142,665,400**
Date of notice	:	**02/04/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 3 April 2004.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 99,241,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 17,311,300 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,188,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,309,200 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 19,743,900 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 871,400 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040408-39138**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**08/04/2004**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 1,912,100 ordinary shares of RM0.10 each in Maxis.

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**02/04/2004**	**1,000,000**	**9.050**
Disposed	**05/04/2004**	**182,700**	**9.050**
Disposed	**05/04/2004**	**343,400**	**9.054**
Disposed	**06/04/2004**	**386,000**	**9.194**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Total no of securities after change	:	**140,753,300**
Date of notice	:	**07/04/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 8 April 2004.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 99,241,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 17,311,300 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,188,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,309,200 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 17,831,800 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 871,400 ordinary shares of RM0.10 each in Maxis

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-040413-35699**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	13/04/2004

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071, USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 1,088,600 ordinary shares of RM0.10 each in Maxis

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**07/04/2004**	**182,100**	**9.100**
Disposed	**08/04/2004**	**906,500**	**9.140**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Deemed Interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**1,088,600**
Indirect/deemed interest (%)	:	**0.044**
Total no of securities after change	:	**139,664,700**
Date of notice	:	**12/04/2004**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 13 April 2004.

The Registered holders of the remaining Maxis shares over which CGC has a deemed interest after the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
in respect of 99,241,000 ordinary shares of RM0.10 each in Maxis

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
in respect of 17,311,300 ordinary shares of RM0.10 each in Maxis

JP Morgan Chase Bank
in respect of 4,188,600 ordinary shares of RM0.10 each in Maxis

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
in respect of 1,309,200 ordinary shares of RM0.10 each in Maxis

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
in respect of 16,743,200 ordinary shares of RM0.10 each in Maxis.

HSBC Malaysia Berhad
in respect of 871,400 ordinary shares of RM0.10 each in Maxis

APPENDIX D

General Announcement
Reference No **MC-040316-67108**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**17/03/2004**

Type	:	**Announcement**
Subject	:	**UPDATE ON LITIGATION** **Kuala Lumpur High Court Civil Suit No. S6-22-728-2002**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to provide the following update in relation to the Company's announcement on 29 September 2003 in relation to the suit ("the Suit") commenced by Maxis Sdn Bhd against the Company and 6 of its subsidiaries (collectively "the Maxis Group") vide Kuala Lumpur High Court Civil Suit No: S6-22-728-2002.

The Suit was called on for Case Management on 15.3.2004. The Judge vacated the trial dates fixed for the 6th, 7th and 8th July 2004 and assigned new trial dates. The Suit is now fixed for trial on the 18th, 19th and 20th January, 2005.

This Announcement is dated 17 March, 2004.

General Announcement
Reference No **MC-040326-45641**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**26/03/2004**

Type	:	**Announcement**
Subject	:	**NOTIFICATION PURSUANT TO PARAGRAPH 14.09 OF CHAPTER 14 OF THE LISTING REQUIREMENTS OF THE MALAYSIA SECURITIES EXCHANGE BERHAD (the "Exchange") (the "LR")**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 26 March 2004 pursuant to Paragraph 14.09 of Chapter 14 of the LR, from Mr. Edward Ying Siew Heng, Chief Operating Officer, a Principal Officer of the Company, do hereby notify the Exchange of his dealing in the securities of the Company as set out below :-

Subscription on 17 March 2004 for 50,000 ordinary shares of RM0.10 each, in the issued share capital of Maxis (which represented, as at 17 March 2004, 0.002% of such issued share capital) at RM5.34 each. The subscription for shares is by the exercise of options granted to Mr. Ying pursuant to the Maxis Employee Share Option Scheme.

This announcement is dated 26 March 2004

General Announcement
Reference No **MC-040406-63604**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**06/04/2004**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") wishes to announce that a consortium comprising a group of companies from the Kingdom of Saudi Arabia and Maxis ("the Consortium") is among the 11 consortia who have been pre-qualified to participate in the next phase of the bid for the issue of a new GSM license in the Kingdom of Saudi Arabia ("the Proposed Bid").

The next phase for the Proposed Bid is the Application Phase. Maxis would have to evaluate the information to be made available at the Application Phase and work with other Consortium members on the details of the Proposed Bid. Any continuing participation by Maxis in the Proposed Bid will need to satisfy strict financial and risk criteria and will only be undertaken if Maxis is able to enhance value for its shareholders. The terms of any definitive agreements reached between and amongst the members of the Consortium will be announced as and when appropriate.

This announcement is dated 6 April 2004

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2004 MAY -3 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(2)

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **March, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	107,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **90,000** shares	-	RM4.36	-
[c] Amount paid on **17,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **90,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **17,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of **March, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,458,758,000** shares of RM0.10 each and the paid-up capital is **RM245,875,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**26,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**58,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**17,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	6,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	107,000

Dated this 18 day of **March, 2004**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **11** day of **March**, **2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	114,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **96,000** shares	-	RM4.36	-
[c] Amount paid on **18,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **96,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **18,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22 day of **March, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,458,872,000** shares of RM0.10 each and the paid-up capital is **RM245,887,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**29,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**65,000**
	(c)	the number of shares allotted to non-citizens	**4,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**16,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	114,000

Dated this 22 day of **March, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2004 MAY -3 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **15** day of **March, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	31,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **17,000** shares	-	RM4.36	-
[c] Amount paid on **14,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **17,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **14,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 24 day of March, 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,458,903,000** shares of RM0.10 each and the paid-up capital is **RM245,890,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**27,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	31,000

Dated this 24 day of March, 2004

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2004 MAY -3 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **18** day of **March, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	136,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **68,000** shares	-	RM4.36	-
[c] Amount paid on **18,000** shares	-	RM5.13	-
[c] Amount paid on **50,000** shares	-	RM5.34	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **68,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **18,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **50,000** shares	-	RM5.24	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 25 day of **March, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,039,000** shares of RM0.10 each and the paid-up capital is **RM245,903,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**7,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**12,000**
	(c)	the number of shares allotted to non-citizens	**110,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**7,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives -

(f) the number of shares allotted to bodies corporate controlled by non-citizens -

TOTAL 136,000

Dated this 25 day of **March, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2004 MAY -3 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 22 day of **March, 2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	21,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **12,000** shares	-	RM4.36	-
[c] Amount paid on **9,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **12,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **9,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 30 day of March , 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,060,000** shares of RM0.10 each and the paid-up capital is **RM245,906,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**6,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**10,000**
	(c)	the number of shares allotted to non-citizens	
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**5,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	21,000

Dated this 30 day of March , 2004

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RECEIVED
2004 MAY -3 A 9:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 24 day of **March, 2004**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	160,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **27,000** shares	-	RM4.36	-
[c] Amount paid on **133,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **27,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **133,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 30 day of March, 2004

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,220,000** shares of RM0.10 each and the paid-up capital is **RM245,922,000**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **11,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **12,000**

(c) the number of shares allotted to non-citizens **108,000**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **15,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	14,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	160,000

Dated this 30 day of March, 2004

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **29** day of **March**, **2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	3,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on each share	-	RM4.36	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on each share	-	RM4.26	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 07 day of **April, 2004**

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[e] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,223,000** shares of RM0.10 each and the paid-up capital is **RM245,922,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	-
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**3,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	3,000

Dated this 07 day of April , **2004**

....

TAN POH CHING
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 02 day of **April, 2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	41,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **39,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **39,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 07 day of **April, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,264,000** shares of RM0.10 each and the paid-up capital is **RM245,926,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**15,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**23,000**
	(c)	the number of shares allotted to non-citizens	
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	41,000

Dated this 07 day of **April, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 05 day of **April, 2004**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	41,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **37,000** shares	-	RM4.36	-
[c] Amount paid on **4,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **37,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **4,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 12 day of **April, 2004**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,459,305,000** shares of RM0.10 each and the paid-up capital is **RM245,930,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**19,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**6,000**
	(c)	the number of shares allotted to non-citizens	
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**8,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives — 8,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens — -

TOTAL 41,000

Dated this 12 day of **April, 2004**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000